United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE
On September 23, 2010, at 10:30 am, Messrs. Renato da Cruz Gomes — Chairman of the Meeting, Jorge Luiz Pacheco, José Ricardo Sasseron, Sandro Kohler Marcondes, Oscar Augusto de Camargo Filho, Eduardo Fernando Jardim Pinto and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Hajime Tonoki and Paulo Sergio Moreira da Fonseca, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously decided about the following subject: “3.2.21. SHARE BUY-BACK — ... Therefore, the Board of Directors resolved, upon the favorable report issued by the Strategic Committee, and pursuant to CVM Rule # 10/80 and article 14, XXXII of Vale’s By-Laws, to approve the repurchase of common and preferred class “A” shares issued by Vale. The shares may be repurchased by either Vale or any of its controlled companies, and shall be kept in treasury for subsequent cancellation or sale. The share buy-back program approved herein shall also observe the following conditions: (i) Purpose: to maximize shareholder value using cash surplus; (ii) Quantity: up to 64,810,513 common shares and up to 98,367,748 preferred class “A” shares, corresponding respectively to 5% of the free float of each kind share; (iii) Maximum Period: 180 (one hundred and eighty) days from the date of the Board of Directors resolution; (iv) Free float: 1,296,210,262 common shares and 1,967,354,964 preferred class “A” shares issued by Vale; (v) Price: the buy-back program will be performed in the Stock Exchange at market prices as of the date of the repurchases; (vi) Total Value: up to US$2 billion; and (vii) Authorized Brokers: (a) BRADESCO S.A. CTVM — 72 (Matriz), Avenida Paulista n° 1.450, 7° andar, São Paulo, SP, CEP: 01.310-100; (b) ITAU CV S.A. — 114 (Matriz), Avenida Brigadeiro Faria Lima n° 3.400, 10° andar, São Paulo, SP, CEP: 04.538-132; (c) ÁGORA CTVM S.A. — 39 (Matriz), Praia de Botafogo n° 300, 6° andar, Rio de Janeiro, RJ, CEP: 22.250-040; (d) FATOR S.A. CV — 131 (Matriz), Rua Doutor Renato Paes de Barros n° 1.017, 11° e 12° andares, São Paulo, SP, CEP: 04.530-001; (e) CREDIT SUISSE HEDGING-GRIFFO CV S.A. — 95 (Matriz), Avenida Presidente Juscelino Kubitschek n° 1.830, 6° e 7° andares, Torre IV, São Paulo, SP, CEP: 04.543-000; (f) MAGLIANO
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LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
S.A. CCVM — 1 (Matriz), Rua Bela Cintra n° 986, 2° andar, São Paulo, SP, CEP: 01.415-000; (g) CREDIT SUISSE BRASIL S.A. CTVM — 45 (Matriz), Avenida Brigadeiro Faria Lima n° 3.064, 13º andar, São Paulo, SP, CEP: 01.451-000; (h) SANTANDER CCVM S.A. — 27 (Matriz), Avenida Presidente Juscelino Kubitschek n° 2.041 e 2.235, 24º andar, São Paulo, SP, CEP: 04.543-011; and (i) J. P. MORGAN CCVM S.A. — 16 (Matriz), Avenida Brigadeiro Faria Lima n° 3.729, 13º andar, São Paulo, SP, CEP: 04.538-905. ...” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, September 23, 2010.
Maria Isabel dos Santos Vieira
Secretary of the Meeting

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: September 23, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations